

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Stuart Rothstein
Chief Executive Officer, Apollo Commercial Real Estate Finance
Apollo Realty Income Solutions, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street, 43rd Floor
New York, New York 10019

> **Re: Apollo Realty Income Solutions, Inc.**
> **Amendment to Draft Registration Statement on Form S-11**
> **Submitted November 23, 2021**
> **CIK No. 0001882850**

Dear Mr. Rothstein :

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

Amendment No. 1 to draft registration statement on Form S-11

Cover page

1. We note your response to prior comment 1. Please further revise your disclosures to indicate that you are not required by your charter or otherwise to provide liquidity to stockholders.

You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason D. Myers, Esq.